UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

August 3, 2026

Commission File Number: 001-38159

BRITISH AMERICAN TOBACCO P.L.C.

(Translation of registrant’s name into English)

Globe House

4 Temple Place

London WC2R 2PG

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

This report includes materials as exhibits that have been published and made available by British American Tobacco p.l.c. as of the date indicated in the relevant exhibit description.

EXHIBIT INDEX

Exhibit	Description

Exhibit 1	Press Release entitled “British American Tobacco p.l.c. (the “Company”) - Voting Rights and Capital” dated July 1, 2026.

Exhibit 2	Press Release entitled “British American Tobacco p.l.c. (“the Company”) - Issue of Shares” dated July 1, 2026.

Exhibit 3	Press Release entitled “British American Tobacco p.l.c. (“the Company”) - Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them” dated July 3, 2026.

Exhibit 4	Press Release entitled “Transaction in own shares” dated July 6, 2026.

Exhibit 5	Press Release entitled “Transaction in own shares” dated July 13, 2026.

Exhibit 6	Press Release entitled “Transaction in own shares” dated July 20, 2026.

Exhibit 7	Press Release entitled “Transaction in own shares” dated July 27, 2026.

Exhibit 8	Press Release entitled “British American Tobacco p.l.c. - Half-Year Report for the six months to 30 June 2026” dated July 30, 2026.

Exhibit 9	Press Release entitled “British American Tobacco p.l.c. (the “Company”) - Share Buyback Programme” dated July 30, 2026.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

British American Tobacco p.l.c.

By:	/s/ Christopher Worlock
	Name:	Christopher Worlock
	Title:	Assistant Secretary

Date: August 3, 2026